Exhibit 99.2

Saks Incorporated Employee

Stock Purchase Plan

Financial Statements

December 31, 2005 and 2004

Saks Incorporated Employee Stock Purchase Plan

Index

December 31, 2005 and 2004

Pages(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–5

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Saks Incorporated

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of Saks Incorporated Employee Stock Purchase Plan (the “Plan”) at December 31, 2005 and 2004, and the related changes in net assets available for benefits for the three years ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Birmingham, Alabama

April 10, 2006

Saks Incorporated Employee Stock Purchase Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Cash held by Saks Incorporated	$—	$—

	—	—

Liabilities
Due to participants	$—	$—
Due to terminated employees	—	—

Net assets available for benefits	$—	$—

The accompanying notes are an integral part of these financial statements.

Saks Incorporated Employee Stock Purchase Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005 and 2004

	2005	2004	2003
Additions
Participant contributions	$689,637	$976,028	$942,632

Deductions
Purchase of common stock	653,043	976,028	942,632
Return of contributions to terminated employees	36,594	—	—

Net change	—	—	—

Net assets available for benefits
Beginning of year	—	—	—

End of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Saks Incorporated Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Summary of Significant Accounting Policies and Description of the Plan

The following description of the Saks Incorporated Employee Stock Purchase Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan provides employees of Saks Incorporated and Subsidiaries (the “Company”) an opportunity to purchase shares of common stock of the Company at a 15% discount to market value. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to federal and state income taxes.

In March of 2002, the Board of Directors authorized, and the Shareholders approved 750,000 shares available for purchase under the Plan. The number of shares of common stock to be issued under the Plan and the period for which the option to purchase shares will remain outstanding (the “Option Period”) are based on an annual determination by the Compensation Committee of the Company’s Board of Directors. Option periods currently end on December 31 of each year. The price at which the stock may be purchased is 85% of the lesser of the closing price per share as listed on the New York Stock Exchange on the last business day preceding (i) the grant of the option, or (ii) the exercise of the option. The Plan purchased 52,964 shares at an option price of $12.33 and 79,159 shares at an option price of $12.33 and 94,452 shares at an option price of $9.98 for the years ended December 31, 2005, 2004 and 2003, respectively. Currently, the Plan has 335,146 shares available for future offerings.

Eligibility
Any employee of the Company who works at least 20 hours a week for the Company and has been employed by the Company for at least one year is eligible to participate in the Plan.

Contributions
Eligible employees may elect annually to make after-tax contributions to the Plan through payroll deductions. Contributions are subject to limitations to be set annually by the Compensation Committee of the Company’s Board of Directors. Each participant’s account is credited with the participant’s contributions. Participants are fully vested in their contributions. The contribution limitation was $2,400 for the years ended December 31, 2005 and 2004.

Distribution of Stock
As soon as practicable after the purchase of stock by the Plan for its participants, the Company will deliver to each participant certificates representing the shares purchased on their account.

Administrative Expenses
The Company pays for all administrative expenses of the Plan.

Income Taxes
Participants are not taxed upon receipt or exercise of options, but rather upon disposition of shares purchased under the Plan.

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Saks Incorporated Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2005 and 2004

2.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participants’ rights to acquire stock would continue until the end of the current Option Period, at which time shares and cash due to terminated employees would be distributed and no further contributions would be accepted.

3.	Income Tax Status

The Plan is designed to meet the requirements of the applicable sections of the Internal Revenue Code (IRC) and to, therefore, be exempt from federal income taxes under Section 501(a) of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.